Exhibit 99.3

Execution Version

THIS FIRST AMENDMENT AGREEMENT (this “Amendment Agreement”) is made as of the 5th day of April, 2019.

BETWEEN:

MAVERIX METALS INC.

(as “Borrower”)

- and -

CERTAIN OF THE BORROWER’S SUBSIDIARIES

(as “Guarantors”)

- and -

THE LENDERS FROM TIME TO TIME PARTY

TO THE CREDIT AGREEMENT

(as “Lenders”)

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

(as “Agent”)

WHEREAS the Borrower, the Guarantors, the Agent and the Lenders are party to a credit agreement dated as of June 20, 2018 (the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein:

1.                                                                                      General

In this Amendment Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

2.                                                                                      To be Read with Credit Agreement

This Amendment Agreement is an amendment to the Credit Agreement. Unless the context of this Amendment Agreement otherwise requires, the Credit Agreement and this Amendment Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amendment Agreement were contained in one agreement.

3.                                                                                      Amendments

Upon the satisfaction of the conditions precedent set forth in Section 5 of this Amendment Agreement, the Credit Agreement shall be deemed to have been amended as follows:

(a)                                 by deleting the reference to “June 20, 2021” in the definition of “Maturity Date” set out in Section 1.1 of the Credit Agreement and replacing it with “June 20, 2023”;

(b)                                 by deleting the definition of “Minimum Tangible Net Worth” set out in Section 1.1 of the Credit Agreement in its entirety and replacing it with the following:

“means, at any time, an amount equal to the sum of: (a) 75% of the Tangible Net Worth as at December 31, 2018, as evidenced in the Compliance Certificate delivered on or about March 31, 2019; plus (b) an amount equal to 50% of the Borrower’s consolidated net income calculated on a cumulative basis from and after December 31, 2018 until the most recently completed Fiscal Quarter at such time. In calculating the Borrower’s cumulative consolidated net income for the purposes of this definition, no deduction shall be made in respect of consolidated net income for any Fiscal Quarter which is less than nil.”

(c)                                  by deleting the reference to “US$5,000,000” in paragraph (c) of the definition of “Permitted Investments” set out in Section 1.1 of the Credit Agreement and replacing it with “US$10,000,000”;

(d)                                 by deleting the first reference to “US$50,000,000” in Section 2.1(a) of the Credit Agreement and replacing it with “US$75,000,000”;

(e)                                  by deleting the reference to “US$50,000,000” in Section 2.1(c) of the Credit Agreement and replacing it with “US$75,000,000”; and

(f)                                   by deleting the table in Section 2.5(a) in its entirety and replacing it with the following:

	LIBOR Advances, L/Cs	Prime Rate and Base
Leverage Ratio	and B/As	Rate Advances	Standby Fee
Greater than 3.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Greater than 2.00 to 1 but less than or equal to 3.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Greater than 1.00 to 1 but less than or equal to 2.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Less than or equal to 1.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

(g)                                  by deleting references to “three Fiscal Quarters” in Section 8.1(b) and replacing them with “four Fiscal Quarters”.

4.                                                                                      Representations and Warranties

Each Obligor represents and warrants to the Agent and each Lender, acknowledging and confirming that the Agent and each Lender is relying thereon without independent inquiry in entering into this Amendment Agreement, that:

(a)                                 the representations and warranties set forth in Section 7.1 of the Credit Agreement are true and correct in all respects on and as of the date of this Amendment Agreement, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date);

(b)                                 (i) all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amendment Agreement by each Obligor; (ii) each obligor has duly executed and delivered this Amendment Agreement; and (iii) this Amendment Agreement is a legal, valid and binding obligation of each of the Obligors, enforceable against such Obligor by the Agent and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies;

(c)                                  no Default or Event of Default exists;

(d)                                 all consents and approvals required in connection with the execution and delivery by each of the Obligors of this Amendment Agreement have been obtained; and

(e)                                  the execution and delivery of this Amendment Agreement does not conflict with or contravene any agreement to which any Obligor is party.

5.                                                                                      Conditions Precedent

This Amendment Agreement shall be effective once the Agent and the Lenders are satisfied that the following terms and conditions have been fulfilled:

(a)                                 this Amendment Agreement shall have been duly executed and delivered by each of the Obligors, the Agent and the Lenders;

(b)                                 the Agent shall have received:

(i)                                     an executed acknowledgement and confirmation agreement, in form and substance satisfactory to the Agent, from each of the Obligors, as to the continuing effectiveness of the Security Documents delivered by such Obligor under the Credit Agreement;

(ii)                                  a certificate of each of the Obligors certifying (A) as to its Constating Documents (copies of which are attached to that certificate, or including a statement that no changes have been made to such Constating Documents since June 20, 2018) and such other corporate information as the Agent may reasonably require and (B) a list of its officers and directors with specimens of the signatures of those who are executing this Amendment Agreement, and all other documents relating to this Amendment Agreement, on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Amendment Agreement, and all other documents relating to this Amendment Agreement;

(iii)                               to the extent not previously delivered, an updated Compliance Certificate from the Borrower for the twelve months ended December 31, 2018;

(iv)                              a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each of the Obligors and for each jurisdiction where such Obligor carries on business; and

(v)                                 customary legal opinions of counsel to each of the Obligors, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders;

(c)                                  all registrations and other actions necessary to maintain the perfection of the security interests created by the Security Documents and maintain the priority of the Liens in favour of the Lenders have been made;

(d)                                 the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them in connection with this Amendment Agreement, and the reimbursement of all documented expenses incurred and reimbursable by the Borrower pursuant to Section 6 including legal fees;

(e)                                  the representations and warranties set forth in Section 7.1 of the Credit Agreement shall be true and correct in all respects on and as of the date of this Amendment Agreement, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrower shall have delivered an officer’s certificate to the Agent to such effect; and

(f)                                   no Default or Event of Default shall have occurred and be continuing and the Borrower shall have delivered an officer’s certificate to the Agent to such effect.

6.                                                                                      Expenses

The Borrower shall pay all reasonable out-of-pocket expenses incurred by the Agent and the Lenders, including the fees, charges and disbursements of counsel for the Agent and the Lenders, in connection with the preparation, settlement, execution and delivery of this Amendment Agreement.

7.                                                                                      Continuance of Credit Agreement

The Credit Agreement, as changed, altered, amended or modified by this Amendment Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

8.                                                                                      Counterparts

This Amendment Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment Agreement.

9.                                                                                      Governing Law

This Amendment Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

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IN WITNESS WHEREOF the parties hereto have executed this Amendment Agreement as of the day and year first above written.

MAVERIX METALS INC., as Borrower

by	/s/ “C. Warren Beil”
	Name:	C. Warren Beil
	Title:	General Counsel

MAVERIX METALS (NEVADA) INC., as Guarantor

by	/s/ “C. Warren Beil”
	Name:	C. Warren Beil
	Title:	Secretary

Executed as a deed by MAVERIX METALS (AUSTRALIA) PTY LTD ACN 616 221 008 in accordance with section 127 of the Corporations Act 2001 (Cth), as Guarantor:

/s/ “Matthew Fargey”	/s/ “C. Warren Beil”
Signature of director	Signature of company
secretary/director

Matthew Fargey	C. Warren Beil
Full name of director	Full name of company
secretary/director

Signature page to the First Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

by	/s/ “Peter Rawlins”
	Name:	Peter Rawlins
	Title:	Managing Director

/s/ “Mark Saraiva”
	Name:	Mark Saraiva
	Title:	Director

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	/s/ “Peter Rawlins”
	Name:	Peter Rawlins
	Title:	Managing Director

/s/ “Mark Saraiva”
	Name:	Mark Saraiva
	Title:	Director

NATIONAL BANK OF CANADA, as Lender

by	/s/ “Allan Fordyce”
	Name:	Allan Fordyce
	Title:	Managing Director

/s/ “David Torrey”
	Name:	David Torrey
	Title:	Managing Director

Signature page to the First Amending Agreement